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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No.  4   )*

                               The Care Group, Inc.

                                (Name of Issuer)


                          Common Stock, par value $.001

                          (Title of Class of Securities)


                                    141653 10 5
                                  (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person+s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be -filed+ for the purpose of Section 18 of the Securities Exchange Act of 1934(-Act+) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    Page 1 of 4 pages



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CUSIP No.  141653 10 5                13G                   Page 2 of 4 pages
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ann T. Mittasch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [  ]
                                                                (b) [  ]


3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


    5 SOLE VOTING POWER
      1,437,000 (of which 292,000 shares consist of stock options)

    6 SHARED VOTING POWER
            -0-

    7 SOLE DISPOSITIVE POWER
      1,927,000 (of which 292,000 shares consist of stock options)

    8 SHARED DISPOSITIVE POWER
            -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,437,000 (of which 292,000 shares consist of stock options)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      16.49%

12   TYPE OF REPORTING PERSON*

            1N
                            *SEE INSTRUCTION BEFORE FILLING OUT!
                                    Page 2 of 4 Pages




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    Note:  All information herein is as of December 31, 1995

Item 1(a)    Name of Issuer:
                    The Care Group, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:
                    One Hollow Lane, Lake Success, NY  11042

Item 2(a)    Name of Person Filing:
                    Ann T. Mittasch

Item 2(b)    Address of Principal Business Office:
                    One Hollow Lane, Lake Success, NY  11042

Item 2(c)    Citizenship:
                     U.S.A.

Item 2(d)    Title of Class of Securities:
                   Common Stock, par value $.001

Item 2(e)    CUSIP Number:
                   141653 10 5

Item 3        Not Applicable

Item 4        Ownership:
        (a)    Amount Beneficially Owned:
               1,437,000 shares (of which 292,000
                shares consist of options)

        (b)    Percent of Class:  16.49%

        (c)    Number of shares as to which such person had:

            (i)    so, Inc., a Delaware
           (ii)    shared power to vote or to direct the
                   vote:  -0-
          (iii)    sole power to dispose or to direct the dispostion of:
                   1,192,000 shares (of which 292,000 shares consist of options)
           (iv)    shared power to dispose or to direct the disposition of:
                   -0-

Item 5        Ownership of Five Percent or Less of a Class:
              Not Applicable


                               Page 3 of 4 Pages


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Item 6        Ownership of More than Five Percent on Behalf of Another Person:
              A total of 245,000 of the shares of Common Stock being reported herein may be deemed to be beneficially owned by the Reporting Person solely because these shares are subject to a voting trust (the "Voting Trust") expiring Decmeber 27, 1999, of which the Reporting Person is the sole voting trustee. The Voting Trust is for the benefit of certain individuals (the "beneficiaries"), none of whom to the Reporting Person's knowledge beneficially owns more than 5% of any class of equity securities of the Issuer. The beneficiaries of the Voting Trust have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such 245,000 shares of Common Stock.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
              Company:
               Not Applicable

Item 8        Identification and Classification of Members of the Group:
                Not Applicable

Item 9        Notice of Dissolution of Group:
                Not Applicable

Item 10    Certification:
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                Date:    February 13, 1996


                                /s/ Ann T. Mittasch
                                Ann T. Mittasch


                                   Page 4 of 4 Pages